26 November 2013

ISSUED ON BEHALF OF REED ELSEVIER PLC AND REED ELSEVIER NV

Transactions in own shares

Reed Elsevier PLC announces that today, it purchased (through UBS Limited) 111,500 Reed Elsevier PLC ordinary shares at a price of 888.5096p per share. The purchased shares will be held as treasury shares. Following the above purchase, Reed Elsevier PLC holds 97,970,184 ordinary shares in treasury, and has 1,168,835,960 ordinary shares in issue (excluding treasury shares). Since 2 January 2013 Reed Elsevier PLC has purchased 40,485,270 shares.

Reed Elsevier NV announces that today, it purchased (through UBS Limited) 64,600 Reed Elsevier NV ordinary shares at a price of €15.7443 per share. The purchased shares will be held as treasury shares. Following the above purchase, Reed Elsevier NV holds 60,040,093 ordinary shares in treasury, and has 673,703,070 ordinary shares in issue (excluding treasury shares). Since 2 January 2013 Reed Elsevier NV has purchased 23,427,006 shares.